Mail Stop 0309									May 23,
2005

Keith Butler
Chief Financial Officer
Synbiotics Corporation
11011 Via Frontera
San Diego, California 92127

Re:	Synbiotics Corporation
    Proxy Statement on Schedule 14A, Schedule 13E-3 and all included and incorporated documents
    File No. 0-11303, Filed April 20, 2005

Dear Mr. Butler:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
1. Rule 14a-4(b)(1) requires you to separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, available on our Web site at www.sec.gov.
In this regard, what consideration was given to the need to unbundle the proposal to include two separate proposals, one representing the reverse stock split and one representing the forward stock split? Your proxy statement suggests that the reverse and forward stock splits may be separate matters that should be presented separately on the proxy card for shareholder vote. Our belief is based on the fact that you have attached two different amendments to the company`s articles of incorporation, which appears to indicate that state law and the company`s governing instruments dictate that both matters are subject to a shareholder vote. Please revise to allow shareholders to separately vote on the reverse and forward stock splits, or explain why, based on our telephone interpretation and the reasoning articulated in this comment, separation is not required.

2. We believe the following individuals and entities should be included as filing persons on the Schedule 13E-3 because they are engaged in this going private transaction:
- Redwood Holdings, LLC (source of funds to finance the Split Transaction and a shareholder going forward);
- Redwood West Coast, LLC (a controlling shareholder of the Company and an affiliate of Redwood Holdings, LLC);
- Thomas Donelan (a director of the Company and an affiliate of Redwood Holdings and Redwood West Coast);
- Christopher P. Hendy (a director of the Company and an affiliate of
Redwood Holdings and Redwood West Coast);
- Jerry L. Ruyan (a control person of Redwood Holdings, LLC); and
- Remington Capital, LLC (member of a group for purposes of Schedule
13D with all of the above persons and entities and a 100% indirectly owned subsidiary of Redwood Holdings, LLC).

Please add them as filers on the Schedule 13E-3, and revise the proxy statement to include all of the disclosure required by that Schedule as to each filer individually. In addition, to the extent they apply, please address the comments below as to each new filing person.
3. Note that each filing person must satisfy the disclosure, dissemination and timing requirements of Rule 13e-3. In light of the fact that you will likely add significant new and material information as to the new filing persons, advise how you intend to disseminate the revised proxy statement.
4. To the extent that other members of the board of directors and management of the company will own equity in the Company both before and after the Split Transaction, analyze whether such persons also need to be included as filing persons. If you decide they don`t please explain why supplementally.
5. It appears that you do not believe that pro forma financial information pursuant to Item 13 of Schedule 13E-3 is applicable. Please advise of your basis for not disclosing this financial information as set forth in Item 1010 of Regulation M-A.

Schedule 14A
General
6. On a supplemental basis, please confirm that the proxy statement will be provided to your shareholders at least 20 business days prior to the consent submission deadline.

7. In a prominent place in the soliciting materials, create a subsection entitled "Interests of the Members of the Board of Directors and Executive Officers in the Split Transactions," and describe in reasonable detail the benefits each of these persons will receive if the split transactions are completed. This discussion should include, but not be limited to, a discussion of Messrs. Donelan`s and Hendley`s ownership of Redwood and control of the board of directors, as well as any change of control provisions in any employment, option or similar agreements with any of the executive officers or board members, and any accelerated payments to any of these persons that will be triggered as a result of the split transactions. You should also highlight in this section that only these persons and not those unaffiliated shareholders who will be cashed out in the split transactions will share in any future profits or prospects of the company. See Item 5 of Schedule 14A and Schedule
13E-3, Item 11.
8. Disclose Redwood`s and the other filing persons` prior stock purchases in the format required by Item 1002(f) of Regulation M-A.
In this regard, provide the range of prices paid and the average purchase price for each quarter during the past two years. Also, provide a presentation of their transactions in your securities during the past 60 days in accordance with Item 1008(b) of Regulation
M-A, including the date and price per share of each separate transaction.
9. Please include the information required by Item 1(c) of Schedule
14A and Exchange Act Rule 14a-5(e).
10. Please provide a pro forma beneficial ownership table to disclose the beneficial owners of 5% or more of each class of Synbiotics voting securities after the Split Transaction and financing transaction with Redwood.

Introduction, p. 1
11. In the fourth paragraph, you state that in connection with its evaluation, your board of directors did not retain any advisors to render an opinion as to the fairness to your shareholders of the consideration to be received by them in connection with the split transactions. You should expand this paragraph to state that two of your three directors are affiliates of Redwood, which is funding and will acquire greater control of the company in the split transactions, and that your other director, Mr. Hays, is and will after the transactions be President of the Company. You should state that these three gentlemen each have personal financial interests in the split transactions that are vastly different from unaffiliated shareholders and describe the differences. You should state that no independent board members or independent third parties have performed any analysis regarding or opined that the $.13 per share consideration to be paid is fair to the unaffiliated shareholders who will receive it.
12. We note that you disclose that the document was mailed on May
5,
2005 and consents need to be submitted by May 30th. Please advise whether this is draft language or whether you mailed this proxy on May 5, 2005.


Summary Term Sheet, page 2
13. See our comment above regarding the need to prominently disclose the interests and potential conflicts of interests of affiliates in this transaction. They should be briefly summarized here, with further discussion in the body of the proxy statement.
14. In this section, you should address each filing persons` view of the fairness (both procedural and substantive) of the transaction.
15. The last bullet point on page 3 in this section provides little meaningful disclosure for shareholders. Revise to briefly discuss the risks associated with the split transactions.
16. Describe the accounting treatment of the Split Transaction.
See
Item 1004(a)(1)(xi) of Regulation M-A.

Special factors, p. 4
Background, page 4
17. Provide a reasonably detailed discussion of all material events
that led to and culminated with the board`s decision to undertake the
split transactions. All material contacts, negotiations and agreements must be described. See Item 1005 of Regulation M-A. Identify the person(s) who initiated and participated in the process, and describe the context and nature of each material action. This revised section should specifically discuss the role of affiliates (including those we asked you to include as filers in our comments above) in initiating and structuring the Split Transaction.
18. Also, clearly identify who determined the consideration to be offered to fractional security holders and disclose the criteria used to determine the ultimate consideration, including an explanation of
how the board derived the premium.
19. Please disclose whether any affiliates of the company have economic or other interests that differ from the interests of nonaffiliated stockholders. If there are any differences, explain what they are and the impact of those differences in the decision to undertake the Split Transaction and any consequences or
disadvantages
for the unaffiliated stockholders.
20. Please disclose all of the economic or other interests
affiliates
of the company have that differ from the interests of
nonaffiliated
stockholders. Explain what these interests are and the impact of those differences on the decision to undertake the split transaction and any consequences or disadvantages for the unaffiliated
stockholders.
Factors Considered by the Board, p.5
21. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed by each filing person. To the extent that any one or more of such factors was not considered, or was given little weight, this fact is an important part of the Board`s decision-making process that should be explained to shareholders. Revise the discussion of the board`s fairness determination to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A.  If a filing person did not
consider
one or more of the factors, state that and explain why the
factor(s)
were not deemed material or relevant. In addition, if any of the factors yielded a higher per share value than the cash out price, this should be prominently disclosed. See Question and Answer No. 20 in Exchange Act Release No. 34-17719.
22. Please include discussions of procedural fairness that
separately
address Item 1014(c) and (d) of Regulation M-A. For instance, clarify how the board reached the conclusion that the transaction is procedurally fair in the absence of the procedural safeguard set forth in Item 1014(c) of Regulation M-A. Similarly revise the other filing persons` discussions of procedural fairness to explicitly address these factors.
23. You state in your Form 10-K that you are a "leading provider of
rapid diagnostic and laboratory diagnostic products for the animal health care industry," and that many of your products hold strong positions in their specific markets. Please discuss the consideration your board gave these factors here and why in light of these factors it determined the split transactions were fair to unaffiliated shareholders. Also, please supplementally provide support for your belief that Synbiotics is a "leading provider."
24. You have indicated that you considered a cash tender offer by management and the purchase of shares on the open market by management. Please disclose that you did not consider any transactions that did not include management, such as placing the Company up for sale to non-affiliates, and explain why that alternative was not considered.
25. Please clarify your statement (at the bottom of page 6) that
"No
single account can receive more than $259.87 in payment for its
Pre-
Split Shares of common stock." Is this simply a function of who owns
the shares and in what amount?
26. Please explain and qualify your contention that stockholders holding less than 2000 shares can purchase shares to reach the 2000 threshold. Specifically, it appears that many of the stockholders currently holding 2000 or more shares are at an advantage vis a vis those with fewer shares who would like to reach the 2000 threshold.
In your hypothetical scenario in which Mr. Wu owns 20,500 shares, for example, there will be no reason for Mr. Wu to sell his 500 shares to a smaller shareholder for less than $.13 because he will be able to receive that price from the Company. Please explain how holders with less than 2000 shares will be able to reach the threshold under these circumstances.
27. On a related noted, if the answer to the above-referenced question is that the smaller shareholders might have to pay a premium for the shares to reach the 2000 threshold, you should disclose this fact explicitly. Specifically, you should disclose the possibility that the $.13 price you are offering could have the affect of driving share prices higher, such that those investors who seek to purchase additional securities to reach the 2000 threshold may be forced to pay a significant premium to reach that threshold. Please revise your disclose in all places where you refer to investors` ability to purchase to reflect this possibility.
28. Finally, with respect to the ability of smaller shareholders to purchase stock to reach the 2000 share threshold, how can the company guarantee that the consummation of the transactions will result in fewer than 300 holders so that the company may go private? If you are assuming that few small shareholders will seek to purchase additional shares, then you should include this qualification when you indicate that you will have fewer than 300 holders.
29. Where a transaction will affect different subsets of unaffiliated shareholders differently, Rule 13e-3 requires a separate analysis as to fairness for each. Expand to address why each filing person believes this transaction is fair to those unaffiliated shareholders who will be cashed out as well as those who will remain as shareholders of an illiquid security.
30. In addition, consider highlighting the fairness determination itself, through the use of a separate section.
31. We note the disclosure on page 7 that the Board reserves the right not to implement the Split Transaction even if it is approved by shareholders. Please briefly discuss the circumstances under which it might decide not to do so.

Effect of the Split Transaction, page 9
32. Describe the federal income tax consequences of the Split Transaction on the Company. See Item 1013(d) of Regulation M-A.
33. In our comments above, we ask you to include certain other filing
persons besides the Company. Please note that when you do so, you should provide the disclosure required by Instruction 3 to Item 1013 as to the effects of this transaction on those individuals and/or entities.

Risk Factors, p. 12
General
34. You should create a separate risk factor which highlights the following.
* none of the board members who are recommending the split transactions are independent;
* no independent committee of the board considered whether or not the split transactions are fair to unaffiliated shareholders who will receive cash for their minority shares; and
* no independent third party or financial advisor has performed any analysis regarding or opined that the $.13 per share consideration to be paid is fair
35. Please consider including a risk factor relating to your going-concern auditor`s opinion. Please make sure that any figures included in your discussion are up to date.

"We do not intend to pay dividends...," p. 12
36. Please disclose how failure to pay dividends represents a risk to stockholders, particularly since you have not paid them in the past.

"Sources of funds...," p.13
37. Please explain how the transactions could constitute a stock redemption violating California Corporations Code Section 500, and the ramifications of this to unaffiliated shareholders.

Form 10-K for the year ended December 31, 2004
General
38. Please amend your Form 10-K in response to the following comments. In addition, please note that our foregoing comments should also be considered when amending the 10-K.

Item 1.  Business
39. Please expand your discussion under each of the headings so that investors can better understand your company. At a minimum, you should disclose the following:
General
Please provide more information about the company and its business model. If the company is a retailer of products, state this fact explicitly. Alternatively, if the company is engaged in research and development, state that this is the case. Also, disclose the company`s primary sources of revenue and primary expenses. Describe any how you conduct the business and any material changes to your business. Also disclose the most recent material events the company has faced, such as the cash crisis mentioned subsequently in the 10-
K.

Market and product overview
Please describe your products and any product candidates in much greater detail. You should disclose the proper names of each product and product candidate or product class, you`re your products are used for, sales levels and any other information that will help investors understand your products. Also, discuss the principal products produced and services rendered, as well as the principal markets for, and methods of distribution of, your products and services.

Manufacturing
Name the products that are manufactured in-house. Also, disclose why you have chosen to have the Witness and SCA 2000 products produced by a third-party. Please disclose the reasons that Agen terminated the agreement, the length of time manufacture had stopped, the impact of any stoppage on the company and any other material information relating to the interruption.

Patent and Trade Secrets
Please disclose the nature of your disputes with Agen and Heska, including the types of litigation, whether you were defendant or plaintiff and the terms of your settlements with Agen and Heska.
We may have further comments on your revisions.

Government Regulation, p. 4
40. Please state whether or not you are currently in compliance with each of the laws, rules and regulations you mention in this section.
Also, describe any incidence of noncompliance over the past three years.

Research and Development, p. 5
41. Please expand this disclosure to describe upon what product candidates or matters you are spending your research and development monies. Also, to the extent you have licensing or development agreements with third parties which are material and concern major research and development initiatives, please describe them here.

Item 7 MD&A, p.6
Overiew, p.6
42. Please summarize your plans for dealing with the unsecured contractual obligations due in June of 2005 and 2006.
43. As the MD&A overview is intended to highlight the main points set forth in the MD&A, with an emphasis on key analytical trends and points, you should introduce the overview with a discussion of the going-concern opinion and also review the MD&A to make sure that it summarizes the highlights of the section as a whole.

Form 10-K
Management`s Discussion and Analysis of Financial Condition and
Results of Operations
General, pg. 4

44. We have reviewed your Management`s Discussion and Analysis of Financial Condition and believe the presentation can be improved. Please refer to the Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations, Financial Reporting Release #72. Specifically, separately identify your critical accounting estimates and discuss the impact of the estimates and assumptions on financial condition or
operating performance, if material.   Such disclosure should
supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements.

Results of Operations
Year Ended December 31, 2004 Compared to Year Ended December 31,
2003, pg. 6
45. We acknowledge your revenue recognition policy within your discussion of the results of operations and within your Summary of Significant Accounting Policies within your Notes to the Consolidated
Financial Statements. We believe that your disclosure related to estimates of items that reduce gross revenue such as promotional discounts and rebates could be improved as follows:

a) Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
b) Disclose the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.
c) To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could be potentially be returned as of the balance sheet date and disaggregated by expiration period.
d) If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer`s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
e) You should consider disclosing a roll forward of the liability for each estimate for each period presented showing the following:
* Beginning balance,
* Current provision related to sales made in current period,
* Current provision related to sales made in prior periods,
* Actual returns or credits in current period related to sales made in current period,
* Actual returns or credits in current period related to sales made in prior periods, and
* Ending balance.

f) In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

Certain risk factors, p. 14
General
46. Please update the risk factors to include the latest information available. As one example only, in the Risk Factor "We may be unable to fully succeed..." on page 15, you should include the latest assessments relating to your ability and progress in reintroducing your products. As another example, you should update your accumulated loss information in the risk factor "We have a history of losses..." Please review all risk factors and update them.

"We rely on third party distributors...," p. 16
"We depend on third party manufacturers...," p.16
47. If you are substantially dependent upon any third party distributor, please disclose the name of that distributor and file your agreement with the distributor as an exhibit to the 10-K.
You
should also provide a summary of material terms of the contract in the Business section. Please also indicate what alternatives you would face if you lost a material distributor.
48. With respect to third party manufacturers, please disclose any problems you have faced or expect to face of the type set forth in the bullet points.

"We depend on key executives...," p. 16
49. Please disclose any problems you have faced or anticipate facing with respect to key personnel, including problems related to hiring or departures of key persons or positions.

"Our canine heartworm business is moderately seasonal...," p. 17
50. Please disclose how the disclosure represents a risk to investors.

"Any failure to adequately establish or protect our proprietary rights...," p. 17
51. Please disclose any specific facts or circumstances that might lead to the problems discussed in this risk factor. For example, you have already been forced to litigate two different cases relating to intellectual property and you should refer to those cases specifically rather than referring to the risk of intellectual property litigation generically.

"Redwood controls us...," p. 18
52. Please expand your discussion of this risk factor to clarify the risks posed. Specifically, you should explain how Redwood`s control over decisions poses a risk to investors. In addition, you should explain why your ability to negotiate with the note holder could be impacted by the fact that the holder is an affiliate of Redwood.

Consolidated Statement of Operations and Comprehensive (Loss)
Income,
pg. 21
53. We note that you recorded a credit to operating expenses as a result of settlements regarding patent infringement. Please provide to us management`s justification for classification within operating expenses. It would appear to be more appropriately classification as a non-operating gain. Within your response, please cite any applicable authoritative guidance used to justify management`s conclusion.

Notes to Consolidated Financial Statements
Note 1 - Significant Accounting Policies
Inventories, pg. 24
54. Please tell us and disclose your policy for assessing inventory obsolescence and any reserves you have at the balance sheet dates.

Goodwill and Other Intangible Assets, pg. 24
55. We note that the Company based their measurement of fair value upon adoption of SFAS 142 upon an opinion "prepared by an independent investment advisor." Please provide to us and include within your filing, the name of the "independent investment advisor" and provide a consent, as appropriate.

Security ownership of certain beneficial owners and management, p.
51
56. Please include a footnote in the table indicating that Messrs. Donelan, Hendy and Ruyan are the natural persons who have voting/dispositive power over the shares held by Redwood.

Item 13.  Certain relationships and related transactions, p. 53
57. Please provide more information regarding the $15,000 monthly payment to Redwood. It appears that Redwood is receiving the payment simply for being a majority stockholder. If this is the case, you should indicate this fact more clearly. On the other hand, if Redwood is providing some kind of services to the company in exchange for this payment, describe those services. We may have further comments on your response.
   As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company (and any additional filing person you add in response to comments) acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653, or me at
(202) 551-3715 with any other questions.


  Sincerely,




									Jeffrey Riedler
									Assistant Director


cc:	Ryan Murr
	Heller Ehrman
4350 La Jolla Village Drive
7th Floor
San Diego, CA 92122-1246
FAX: +1.858.450.8499
??

??

??

??




12